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                             June 27, 2022

       Patricia Collawn
       Chief Executive officer
       PNM Resources, Inc.
       414 Silver Ave. SW
       Albuquerque, NM 87102

                                                        Re: PNM Resources Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-32462

       Dear Ms. Collawn:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Management's Discussion and Analysis, page A-27
       Segment Information, page A-39

   1. We note that you present Utility Margin as a non-GAAP measure for the PNM, TNMP and Corporate segments
in your tabulations of operating results on pages A-39, A-42 and
                                                        A-44, and that you
define the measure as electric operating revenues less    cost of energy,
                                                        which primarily
consists of fuel and purchase power costs for PNM, and costs charged by third-party
transmission providers for TNMP. We also see that you utilize these non-
                                                        GAAP measures within
MD&A in your analyses of operating results.

                                                        Based on your
disclosures, it appears that cost of energy excludes amounts that would be attributable to a GAAP
measure of cost of revenue, as would be reflected in a GAAP
                                                        measure of gross
margin. We believe that you should identify gross margin as the most directly comparable
GAAP measure in providing the disclosures required by Item
                                                        10(e)(1)(i)(A) and Item
10(e)(1)(i)(B) of Regulation S-K.
 Patricia Collawn
PNM Resources, Inc.
June 27, 2022
Page 2

         Please submit the revisions that you propose to address these requirements, utilizing gross margin as the most directly comparable GAAP measure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily
Dang, Staff Accountant, at (202) 551-3867 if you have any questions.



FirstName LastNamePatricia Collawn                            Sincerely,
Comapany NamePNM Resources, Inc.
                                                              Division of
Corporation Finance
June 27, 2022 Page 2                                          Office of Energy
& Transportation
FirstName LastName